Exhibit 99.1

I-Mab Reports First Quarter 2025 Financial Results and Provides Business Update

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Prioritization of givastomig as I-Mab’s lead program positions the Company for clinical progress
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New givastomig combination data selected for mini-oral presentation at ESMO GI, being held July 2-5 in Barcelona, Spain
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Strong financial position supported by $168.6 million of cash and cash equivalents, and short-term investments as of March 31, 2025; provides runway into 2027, through expected clinical readouts for givastomig

ROCKVILLE, MD, May 15, 2025 – I-Mab (NASDAQ: IMAB) (the “Company”), a U.S.-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer, today announced financial results for the three months ended March 31, 2025, and highlighted recent pipeline progress and business updates.

“2025 is off to a strong start for I-Mab. Designation of givastomig as our lead program has enabled us to unlock significant value for the Company by considerably accelerating our Phase 1b program, as we work to improve the care of patients with gastric cancers, which impact more than 250,000 people globally,” said Sean Fu, PhD, Chief Executive Officer of I-Mab. “Driven by study momentum and investigator interest, we have completed patient enrollment in the first of two Phase 1b dose expansion cohorts ahead of schedule. We expect to share data on both cohorts in 1H 2026. We believe the combination of significant progress in our givastomig program, substantial cash balance, streamlined operations, and new U.S.-based business model positions I-Mab to deliver for both patients and our investors.”

Pipeline Overview and Anticipated Upcoming Milestones

Upcoming anticipated milestones for givastomig (CLDN18.2 x 4-1BB bispecific), prioritized to be I-Mab’s lead program in January 2025:

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July 2025: Presentation of new givastomig dose escalation combination data on U.S. patients at the European Society of Medical Oncology (“ESMO”) Gastrointestinal (“GI”) Cancers Congress 2025, being held July 2-5 in Barcelona, Spain

Details of the ESMO GI Mini Oral Presentation:

Title: Preliminary Safety and Efficacy of Givastomig, a Novel Claudin 18.2/4-1BB Bispecific Antibody, in Combination with Nivolumab and mFOLFOX in Metastatic Gastroesophageal Carcinoma (mGEC)

Speaker: Samuel J. Klempner, MD, Associate Professor of Medicine, Massachusetts General Hospital

Presentation Number: 388MO

Date and Time: Wednesday, July 2nd at 16:50 CEST (10:50am EST)

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1H 2026: Presentation of data from givastomig dose expansion cohorts (n=40)

Enrollment in the ongoing dose expansion study for givastomig is progressing ahead of schedule. In addition, the Company anticipates updates in 2026 for two programs being developed with its partners: uliledlimab (monoclonal antibody targeting CD73); and ragistomig (PD-L1 x 4-1BB bispecific).

First Quarter 2025 Financial Results – In connection with the divestiture of its Greater China assets and business operations, I-Mab’s first quarter 2024 amounts have been recast to conform to the discontinued operations presentation. Additionally, certain non-recurring costs occurred during the first quarter of 2024 that impact quarter-over-quarter comparisons.

Cash Position

As of March 31, 2025, the Company had cash and cash equivalents, and short-term investments of $168.6 million. The Company’s current cash position is expected to fund the givastomig Phase 1b study through anticipated dose expansion data readouts and further development initiatives into 2027.

Shares Outstanding

As of March 31, 2025, the Company had 187,818,796 ordinary shares issued and outstanding, representing the equivalent of 81,660,346 ADSs, assuming the conversion of all ordinary shares into ADSs.

Research and Development Expenses

Research and development expenses were $0.8 million for the three months ended March 31, 2025, compared to $6.1 million for the three months ended March 31, 2024. The decrease was primarily driven by reimbursements recognized under an existing collaboration agreement and lower contract research organization costs during the three months ended March 31, 2025.

Administrative Expenses

Administrative expenses were $4.5 million for the three months ended March 31, 2025, compared to $2.4 million for the three months ended March 31, 2024. Employee share-based compensation expenses during the three months ended March 31, 2024 were $4.8 million lower, primarily driven by forfeitures in connection with the divestiture of the Greater China assets and business operations. Additionally, legal expenses were $2.5 million lower during the three months ended March 31, 2025.

Interest Income

Interest income was $1.9 million for the three months ended March 31, 2025, compared to $0.7 million for the three months ended March 31, 2024. The increase was primarily attributable to higher interest rates earned on cash balances in 2025.

Other Income (Expenses), Net

Other income (expenses), net were $0.2 million for the three months ended March 31, 2025, compared to $(0.6) million for the three months ended March 31, 2024.

Equity in Loss of Affiliates

Equity in loss of affiliates was $1.0 million for the three months ended March 31, 2024 due to recognition of the employee stock ownership plan expenses from the Company's unconsolidated investee as a result of the divestiture of the Greater China assets and business operations. There was no equity in loss of affiliates for the three months ended March 31, 2025.

Net Loss from Continuing Operations

Net loss from continuing operations was $(3.2) million for the three months ended March 31, 2025, compared to $(9.4) million for the three months ended March 31, 2024. Net loss from continuing operations per share attributable to ordinary shareholders was $(0.02) for the three months ended March 31, 2025, compared to $(0.05) for the three months ended March 31, 2024.

Net Loss from Discontinued Operations

On April 2, 2024, the Company closed the China divestiture announced on February 7, 2024 (the “Transaction”). In accordance with ASC 205-20, the Company determined that the Transaction represented a strategic shift that had a major effect on the business and therefore, met the criteria for classification as discontinued operations. As a result, the Company recognized a loss from discontinued operations of $6.9 million for the three months ended March 31, 2024.

Net Loss

Net loss was $(3.2) million for the three months ended March 31, 2025, compared to $(16.3) million for the three months ended March 31, 2024. Net loss per share attributable to ordinary shareholders was $(0.02) for the three months ended March 31, 2025, compared to $(0.09) for the three months ended March 31, 2024.

About Givastomig

Givastomig (TJ033721 / ABL111) is a bispecific antibody targeting Claudin 18.2 (“CLDN18.2”)-positive tumor cells. It conditionally activates T cells through the 4-1BB signaling pathway in the tumor microenvironment where CLDN18.2 is expressed. Givastomig is being developed for first line (“1L”) metastatic gastric cancers, with further potential in other solid tumors. In Phase 1 trials, givastomig has shown promising anti-tumor activity attributable to a potential synergistic effect of proximal interaction between CLDN18.2 on tumor cells and 4-1BB on T cells in the tumor microenvironment, while minimizing toxicities commonly seen with other 4-1BB agents.

The ongoing Phase 1b study is evaluating givastomig for the treatment of gastric cancer in the 1L setting in combination with standard of care, nivolumab (an anti-PD-1 checkpoint inhibitor) plus chemotherapy, in dose escalation and dose expansion cohorts. Dose escalation is complete, and enrollment in the first dose expansion cohort (n=20) finished ahead of schedule. Enrollment continues to progress ahead of schedule in the second dose expansion cohort (n=20). The study builds on positive Phase 1 monotherapy data.

Givastomig is being jointly developed through a global partnership with ABL Bio, in which I-Mab is the lead party and shares worldwide rights, excluding Greater China and South Korea, equally with ABL Bio.

About I-Mab

I-Mab (NASDAQ: IMAB) is a U.S.-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer. I-Mab has established operations in the U.S. in Rockville, Maryland, and Short Hills, New Jersey. For more information, please visit https://www.i-mabbiopharma.com and follow us on LinkedIn and X.

I-Mab Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about I-Mab’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the Company’s pipeline and clinical development of I-Mab’s drug candidates, including givastomig; the projected advancement of the Company’s portfolio and anticipated milestones and related timing; the Company's expectations regarding the impact of data from ongoing and future clinical trials; the Company’s expectations regarding its cash runway; the timing and progress of studies and trials (including with respect to the patient enrollment); the potential benefits of givastomig; and the availability of data and information from ongoing studies and trials. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; and I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s annual report on Form 20-F filed with the SEC on April 3, 2025 as well as the discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to I-Mab. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

I-Mab Investor & Media Contacts

PJ Kelleher
LifeSci Advisors
+1-617-430-7579
pkelleher@lifesciadvisors.com
IR@imabbio.com

I-Mab

Consolidated Balance Sheets

(Unaudited; All amounts in thousands, except for par value and share data)

	As of March 31,	As of December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$53,597	$68,263
Short-term investments	115,025	105,135
Prepayments and other receivables	4,611	3,295
Total current assets	173,233	176,693
Property, equipment and software	188	201
Operating lease right-of-use assets	3,404	3,597
Investments at fair value, available-for-sale debt securities (amortized cost of $38,727)	30,824	30,824
Other non-current assets	1,292	1,365
Total assets	$208,941	$212,680

Liabilities and shareholders’ equity
Current liabilities
Accruals and other payables	$6,916	$7,638
Operating lease liabilities, current	835	816
Total current liabilities	7,751	8,454
Operating lease liabilities, non-current	2,849	3,066
Total liabilities	10,600	11,520

Shareholders’ equity
Ordinary shares ($0.0001 par value, 800,000,000 shares authorized as of March 31, 2025 and December 31, 2024; 187,818,796 and 187,452,495 shares issued and outstanding as of March 31, 2025 and December 31, 2024, respectively)	19	19
Treasury stock	(5,881)	(6,225)
Additional paid-in capital	1,460,005	1,460,021
Accumulated other comprehensive income	33,387	33,384
Accumulated deficit	(1,289,189)	(1,286,039)
Total shareholders’ equity	198,341	201,160
Total liabilities and shareholders’ equity	$208,941	$212,680

I-Mab

Consolidated Statements of Comprehensive Loss

(Unaudited; All amounts in thousands, except for share and per share data)

	Three Months Ended March 31,
	2025	2024
Revenues
Licensing and collaboration revenue	$—	$—
Total revenues	—	—
Expenses
Research and development expenses(1)	(777)	(6,062)
Administrative expenses(2)	(4,489)	(2,441)
Total expenses	(5,266)	(8,503)
Loss from operations	(5,266)	(8,503)
Interest income	1,872	709
Other income (expenses), net	244	(587)
Equity in loss of affiliates(3)	—	(1,038)
Loss from continuing operations before income tax expense	(3,150)	(9,419)
Income tax expense	—	—
Loss from continuing operations	(3,150)	(9,419)

Discontinued operations:
Loss from operations of discontinued operations(4)	—	(6,898)
Income tax expense	—	—
Loss from discontinued operations	—	(6,898)

Net loss	(3,150)	(16,317)

Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax	3	1,025
Total comprehensive loss	$(3,147)	$(15,292)

Weighted-average number of ordinary shares used in calculating net loss per share - basic and diluted	187,679,483	185,858,408
Net loss from continuing operations per share - basic and diluted	$(0.02)	$(0.05)
Net loss from discontinued operations per share - basic and diluted	$—	$(0.04)
Net loss per share - basic and diluted	$(0.02)	$(0.09)

Net loss from continuing operations per ADS(5) - basic and diluted	$(0.04)	$(0.12)
Net loss from discontinued operations per ADS(5) - basic and diluted	$—	$(0.09)
Net loss per ADS(5) - basic and diluted	$(0.04)	$(0.21)

(1) Includes share-based compensation expense of $0.1 million and $0.3 million for the three months ended March 31, 2025 and 2024, respectively.

(2) Includes share-based compensation expense of $0.2 million and $(4.5) million for the three months ended March 31, 2025 and 2024, respectively. The three months ended March 31, 2024 includes forfeitures as a result of divestiture of the Greater China assets and business operations and organizational changes.

(3) Includes share-based compensation expense of $(0.7) million for the three months ended March 31, 2024, which includes forfeitures as a result of divestiture of the Greater China assets and business operations.

(4) Includes share-based compensation expense of $(11.6) million for the three months ended March 31, 2024, which includes forfeitures as a result of divestiture of the Greater China assets and business operations.

(5) Each 10 ADSs represents 23 ordinary shares.